UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: American Fiber Touch, LLC

Case No. 03-11921 (KJC)
Reporting Period: June 20, 2003 - July 31, 2003

MONTHLY OPERATING REPORT

File with Court and submit copy to United States Trustee within 20 days after end of month

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X	
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1 (CON'T)	X	
Copies of bank statements		X	
Cash disbursements journals			
Statement of Operations	MOR-2	X	
Balance Sheet	MOR-3	X	
Status of Postpetition Taxes	MOR-4	X	
Copies of IRS Form 6123 or payment receipt			
Copies of tax returns filed during reporting period			
Summary of Unpaid Postpetition Debts	MOR-4	X	
Listing of aged accounts payable			
Accounts Receivable Reconciliation and Aging	MOR-5	X	
Debtor Questionnaire	MOR-5	X	

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents are true and correct to the best of my knowledge and belief.

____
Signature of Debtor — Date

____
Signature of Joint Debtor — Date

/s/ J. P. Pederson
Signature of Authorized Individual* — Date August 27, 2003

J. P. Pederson
Printed Name of Authorized Individual

Vice Chairman & Chief Financial Officer
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

FORM MOR
(9/99)

In re: American Fiber Touch, LLC
Debtor

Case No. 03-11921 (KJC)
Reporting Period: 06/20/03 thru 07/31/03

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition was filed. The amounts reported in the "CURRENT MONTH - ACTUAL" column must equal the sum of the four bank account columns. The amounts reported in the "PROJECTED" columns should be taken from the SMALL BUSINESS INITIAL REPORT (FORM IR-1) . Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed in the disbursements journal must equal the total disbursements reported on this page. A bank reconciliation must be attached for each account. [See MOR-1 (CON'T)]

	BANK ACCOUNTS				CURRENT MONTH		CUMULATIVE FILING TO DATE	
	General				ACTUAL	PROJECTED	ACTUAL	PROJECTED
CASH BEGINNING OF MONTH	0				0		0	
RECEIPTS								
CASH SALES								
ACCOUNTS RECEIVABLE								
LOANS AND ADVANCES								
SALE OF ASSETS								
OTHER (ATTACH LIST)	-144.03				-144.03		-144.03	
TRANSFERS (FROM DIP ACCTS)								
TRANSER FROM GENERAL								
TOTAL RECEIPTS	-144.03	0			-144.03		-144.03	
DISBURSEMENTS								
NET PAYROLL								
PAYROLL TAXES								
SALES, USE, & OTHER TAXES								
INVENTORY PURCHASES								
SECURED/ RENTAL/ LEASES								
INSURANCE								
ADMINISTRATIVE								
SELLING								
OTHER (ATTACH LIST)	-144.03				-144.03		-144.03	
OWNER DRAW *								
TRANSFERS (TO DIP ACCTS)								
PROFESSIONAL FEES								
U.S. TRUSTEE QUARTERLY FEES								
COURT COSTS								
TOTAL DISBURSEMENTS	-144.03	0			-144.03		-144.03	
NET CASH FLOW (RECEIPTS LESS DISBURSEMENTS)	0	0			0		0	
CASH - END OF MONTH	0	0			0		0	

* COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES: (FROM CURRENT MONTH ACTUAL COLUMN)	
TOTAL DISBURSEMENTS	-144.03
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	$
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	$
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	-144.03

FORM MOR-1

In re: American Fiber Touch, LLC
Debtor

Case No. 03-11921 (KJC)
Reporting Period:06/20/03 thru 07/31/03

BANK RECONCILIATIONS
Continuation Sheet for MOR-1
A bank reconciliation must be included for each bank account. The debtor's bank reconciliation may be substituted for this page.

	General		Tax	Other
	#1500 9558 1123		#	#
BALANCE PER BOOKS	0			
BANK BALANCE	0			
(+) DEPOSITS IN TRANSIT (ATTACH LIST)	0			
(-) OUTSTANDING CHECKS (ATTACH LIST)	0			
OTHER (ATTACH EXPLANATION)				
ADJUSTED BANK BALANCE *	0			

* Adjusted bank balance must equal
  balance per books

DEPOSITS IN TRANSIT

Date	Amount	Date	Amount	Date	Amount	Date	Amount

CHECKS OUTSTANDING

Ck. #	Amount	Ch. #	Amount	Ck. #	Amount	Ck. #	Amount

OTHER

FORM MOR-1 (CON'T)
(9/99)

In re: American Fiber Touch, LLC

Case No.   **03-11921 (KJC)**
Reporting Period.:   **June 20, 2003 - July 31, 2003**

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month	Cumulative Filing to Date
Gross Revenues	$	$
Less: Returns and Allowances		
Net Revenue	0	0
COST OF GOODS SOLD		
Beginning Inventory		
Add: Purchases		
Add: Cost of Labor		
Add: Other Costs (attach schedule)		
Less: Ending Inventory		
Cost of Goods Sold		
Gross Profit		
OPERATING EXPENSES		
Advertising		
Auto and Truck Expense		
Bad Debts		
Contributions		
Employee Benefits Programs		
Insider Compensation*		
Insurance		
Management Fees/Bonuses		
Office Expense	-144.03	-144.03
Pension & Profit-Sharing Plans		
Repairs and Maintenance		
Rent and Lease Expense		
Salaries/Commissions/Fees		
Supplies		
Taxes - Payroll		
Taxes - Real Estate		
Taxes - Other		
Travel and Entertainment		
Utilities		
Other (attach schedule)		
Total Operating Expenses Before Depreciation	-144.03	-144.03
Depreciation/Depletion/Amortization		
Net Profit (Loss) Before Other Income & Expenses	144.03	144.03
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)		
Interest Expense		
Other Expense (attach schedule)		
Net Profit (Loss) Before Reorganization Items	144.03	144.03
REORGANIZATION ITEMS		
Professional Fees		
U. S. Trustee Quarterly Fees	500.00	500.00
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		
Gain (Loss) from Sale of Equipment		
Other Reorganization Expenses (attach schedule)		
Total Reorganization Expenses	500.00	500.00
Income Taxes		
Net Profit (Loss)	-355.97	-355.97

*"Insider" is defined in 11 U.S.C. Section 101(31).

FORM MOR-2
(9/99)

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month	Cumulative Filing to Date
Other Costs		
Other Operational Expenses		
Other Income		
Other Expenses		
Other Reorganization Expenses		

Reorganization Items - Interest Earned on Accumulated Cash from Chapter 11:
Interest earned on cash accumulated during the chapter 11 case, which would not have been earned but for the
bankruptcy proceeding, should be reported as a reorganization item.

In re : American Fiber Touch, LLC. Case No. 03-11921 (KJC)
Debtor Reporting Period: July 31, 2003

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END ENT REPORTING M	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	0.00	0.00
Restricted Cash and Cash Equivalents (see continuation sheet)	0.00	0.00
Accounts Receivable (Net)	195,000.00	195,000.00
Accounts Receivable Intercompany	2,280.24	2,136.21
Reconciling Item	-109.38	-109.38
Inventories	0.00	0.00
Prepaid Expenses	0.00	0.00
Professional Retainers	0.00	0.00
Other Current Assets (attach schedule)	0.00	0.00
TOTAL CURRENT ASSETS	$197,170.86	$197,026.83
PROPERTY AND EQUIPMENT		
Real Property and Improvements	0.00	
Machinery and Equipment	2,033.00	2,033.00
Furniture, Fixtures and Office Equipment	0.00	0.00
Leasehold Improvements	0.00	0.00
Vehicles	0.00	0.00
Construction Work in Progress	1,351,690.29	1,351,690.29
Intangible - Contract Assignment (AT&T) **(a)**	6,450,000.00	6,450,000.00
Less Accumulated Depreciation	0.00	0.00
TOTAL PROPERTY & EQUIPMENT	$7,803,723.29	$7,803,723.29
OTHER ASSETS		
Loans to Insiders*	0.00	0.00
Other Assets (attach schedule)	0.00	0.00
TOTAL OTHER ASSETS	$0.00	$0.00
TOTAL ASSETS	$8,000,894.15	$8,000,750.12

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT E CURRENT REPORTI	BOOK VALUE ON PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)		
Accounts Payable	500.00	0.00
Taxes Payable (refer to FORM MOR-4)	0.00	0.00
Wages Payable	0.00	0.00
Notes Payable	0.00	0.00
Rent / Leases - Building/Equipment	0.00	0.00
Secured Debt / Adequate Protection Payments	0.00	0.00
Professional Fees	0.00	0.00
Amounts Due to Insiders*	0.00	0.00
Other Postpetition Liabilities (attach schedule)	0.00	0.00
TOTAL POSTPETITION LIABILITIES	$500.00	$0.00
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt	96,066.19	96,066.19
Priority Debt	0	0
Unsecured Debt Intercompany	1,279,055.12	1,279,055.12
Unsecured Debt - Deferred Revenue	1,300,000.00	1,300,000.00
TOTAL PRE-PETITION LIABILITIES	$2,675,121.31	$2,675,121.31
TOTAL LIABILITIES	$2,675,621.31	$2,675,121.31
OWNER EQUITY		
Capital Stock	0.00	0.00
Additional Paid-In Capital	0.00	0.00
Partners' Capital Account	0.00	0.00
Member's Equity Account	29,898,668.72	29,898,668.72
Member's Contributions	8,881,688.73	8,881,688.73
Member's Distributions	-32,488,132.15	-32,488,132.15
Retained Earnings - Pre-Petition	-966,596.49	-966,596.49
Retained Earnings - Postpetition	-355.97	0.00
Adjustments to Owner Equity (attach schedule)	0.00	0.00
Postpetition Contributions (Distributions) (Draws) (attach schedule)	0.00	0.00
NET OWNER EQUITY	$5,325,272.84	$5,325,628.81
TOTAL LIABILITIES AND OWNERS' EQUITY	$8,000,894.15	$8,000,750.12

*"Insider" is defined in 11 U.S.C. Section 101(31).

(a) Asset may not have any value and was not included in the Debtor's audited financial statements or in the Bankruptcy Schedules as filed.

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END CURRENT REPORTING	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END CURRENT REPORTING	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Adjustments to Owner Equity		
Postpetition Contributions (Distributions) (Draws)		

Restricted Cash: cash that is restricted for a specific use and not available to fund operations. Typically, restricted cash is segregated into a separate account, such as an escrow account.

In re: American Fiber Touch, LLC

Case No. 03-11921 (KJC)
Reporting P(June 20, 2003 - July 31, 2003

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. or EFT	Ending Tax Liability
Federal						
Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:______________						
Total Federal Taxes	0	0	0	0	0	0
State and Local						
Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:______________						
Total State and Local	0	0	0	0	0	0
Total Taxes	0	0	0	0	0	0

SUMMARY OF UNPAID POSTPETITION DEBTS

Attach aged listing of accounts payable.

		Number of Days Past Due				
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable U S Trustee Fee	500.00					500.00
Wages Payable						
Taxes Payable						
Rent/Leases-Building						
Rent/Leases-Equipment						
Secured Debt/Adequate Protection Payments						
Professional Fees						
Amounts Due to Insiders*						
Other:_____________________						
Other:_____________________						
Total Postpetition Debts	500.00	0.00	0.00	0.00	0.00	500.00

Explain how and when the Debtor intends to pay any past-due postpetition debts.

*"Insider" is defined in 11 U.S.C. Section 101(31).

FORM MOR-4
(9/99)

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	195,000.00
+ Amounts billed during the period	
- Amounts collected during the period	
Total Accounts Receivable at the end of the reporting period	195,000.00

Accounts Receivable Aging	Amount
0 - 30 days old	
31 - 60 days old	
61 - 90 days old	
91+ days old	195,000.00
Total Accounts Receivable	195,000.00
Amount considered uncollectible (Bad Debt)	0
Accounts Receivable (Net)	195,000.00

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

FORM MOR-5
(9/99)